Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES ITS FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2011 AND 2012 GROWTH PLAN

FOR IMMEDIATE RELEASE, November 3, 2011

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”) is pleased to announce its results for the third quarter ended September 30, 2011

Over the last two years, Penn West has demonstrated the ability to add value through the application of horizontal multi-stage technology to our assets. From the beginning of 2010 to year end 2011, we anticipate increasing our light-oil production to 51 percent of our production from 39 percent and our total liquids production to 66 percent from 57 percent. For 2012, Penn West targets a seven to nine percent annual average production growth rate and a further increase in its liquid weighting prior to the disposition of non-core assets.

Strategy

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Penn West has dominant and leading positions in four of Canada’s five largest light-oil producing regions. This provides us with unrivaled leverage to low-risk, large-scale light-oil development. Since 2009, our focus has been to appraise our significant oil resources with an emphasis on optimizing the application of evolving drilling and completions technology. These activities have provided Penn West with an inventory of drilling locations to fuel light-oil growth well into the future. In 2012, we will further shift our capital spending into large-scale development in the Cardium, Carbonates, Spearfish and Viking oil trends. To maximize efficiency, we will drill on a continuous basis to the fullest extent possible. Resource appraisal activities will be focused on Peace River oil sands, Cordova shale gas, enhanced oil recovery and selected exploratory plays.

Financial Results

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Funds flow (1) was $348 million in the third quarter of 2011, a 30 percent increase from the $267 million reported in the third quarter of 2010 due to stronger commodity prices and an increase in our weighting to light-oil production and a 12 percent decrease from the $396 million reported in the second quarter of 2011 due to lower commodity prices. Basic funds flow was $0.74 per share (1) in the third quarter of 2011 compared to $0.59 per share in the third quarter of 2010 and to $0.85 per share in the second quarter of 2011.

•

Net income for the third quarter of 2011 was $138 million ($0.29 per share-basic) compared to $304 million ($0.67 per share-basic) in the third quarter of 2010 and $271 million ($0.58 per share-basic) in the second quarter of 2011. Net income in the prior periods included gains on asset dispositions, including a $368 million gain on the formation of our joint venture in the Cordova Embayment in the third quarter of 2010 and a $127 million gain on minor property dispositions recorded in the second quarter of 2011.

Operational Results

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Average production for the third quarter of 2011 was consistent with our guidance at 161,323 boe (2) per day compared to 156,107 boe per day in the second quarter of 2011. Third quarter activities were concentrated on restoring production and on resuming full operations in areas affected by fires and floods in the second quarter.

•	Our production was weighted 63 percent to oil and liquids in the third quarter of 2011 compared to 60 percent in the third quarter of 2010.

•

Capital expenditures for the third quarter of 2011, including net property acquisitions, totalled $481 million compared to $357 million for the third quarter of 2010. For the first nine months of 2011, capital expenditures, including net property dispositions, totalled $1,157 million including land expenditures of $172 million and the drilling of 318 net wells primarily focused on our suite of light-oil resource plays.

(1)	The terms “funds flow” and “funds flow per share-basic” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.
(2)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

2011 THIRD QUARTER RELEASE 1

2011 Production and Capital

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Production guidance remains unchanged with average production for the second half of 2011 between 163,000 and 167,000 boe per day and exit production for 2011 between 174,000 and 177,000 boe per day. Expected annual production guidance for 2011 remains at an average of between 162,000 and 164,000 boe per day. Anticipated property dispositions may impact the forecasted exit production rate depending on close dates.

•	Our full-year 2011 exploration and development program, including land related expenditures to date, is expected to remain in the range of $1.4 billion to $1.5 billion, net of asset dispositions.

•

In the fourth quarter of 2011, we will deploy an average of 20 to 25 drilling rigs through to break-up in the spring of 2012 to drive our first quarter 2012 production additions and to enhance our efficiencies.

•	Our continuing portfolio management program includes a recently marketed disposition program which we believe could result in up to $400 million of proceeds.

2012 Capital Budget

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Our 2012 capital and operating plan shifts from appraisal activities to development reflecting increased levels of predictability in our plays. Substantially all of our capital programs are allocated to light-oil plays to deliver both value and production increases.

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We have set our 2012 exploration and development capital program to be in the range of $1.6 billion to $1.7 billion. Based on this level of capital expenditures, we forecast 2012 average production to be approximately 174,000 to 178,000 boe per day prior to the effect of asset dispositions. This represents year-over-year growth in annual average production of between seven and nine percent driven largely by light oil.

•

To support our planned 2012 capital program, we currently have 60,000 barrels per day of our 2012 liquids production hedged between US$85.58 per barrel and US$102.28 per barrel; 50,000 mcf per day of our 2012 natural gas production hedged at an average price of $4.30 per mcf and foreign exchange contracts to swap US$90 million per month of US dollar revenue for 2012 to Canadian dollars at an average rate of one US dollar equals 1.01 Canadian dollars. These hedge positions protect approximately 60 percent of our forecasted 2012 revenues, net of royalties at current future strip commodity prices.

Dividend, Risk Management and Financing Activities

•	On November 2, 2011, our Board of Directors declared our fourth quarter dividend of $0.27 per share to be paid on January 13, 2012 to shareholders of record on December 31, 2011.

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Crude oil prices averaged WTI US$89.81 per barrel in the third quarter of 2011 compared to US$102.55 per barrel in the second quarter of 2011 and US$76.21 per barrel for the third quarter of 2010. In the third quarter of 2011, the AECO Monthly Index averaged $3.72 per mcf compared to $3.74 per mcf in the second quarter of 2011 and $3.72 per mcf in the third quarter of 2010.

•	For the remainder of 2011, we have 41,000 barrels per day of our 2011 crude oil production hedged between US$79.98 per barrel and US$96.39 per barrel.

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On October 27, 2011, we increased our bank facility capacity by $500 million using the “accordion” feature under our existing facility. The rates, terms and maturity date of the additional capacity are the same as the existing facility. The facility now has an aggregate borrowing limit of $2.75 billion which expires on June 26, 2015 and is extendible.

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On October 31, 2011, we priced a proposed offering of senior unsecured notes (the “2011 Notes”) to be issued on a private placement basis with principal amounts of approximately $135 million (the “Private Placement”). The 2011 Notes have an average term of approximately 8.1 years and bear a weighted average fixed interest rate of approximately 4.49 percent. The Private Placement, subject to the completion of customary closing conditions, is expected to close on or about November 30, 2011. We intend to use the proceeds to repay advances on our bank facility.

2011 THIRD QUARTER RELEASE 2

Operational Highlights

Through the third quarter, Penn West re-established its operational momentum after severe conditions during the second quarter and into the first part of the third quarter significantly impaired access and operations. By the middle of the third quarter we had 18-20 drilling rigs across our four major light-oil projects as well as on other select high-return targets. Activity levels have shifted to a development focus on our key light-oil plays. Results year-to-date and the completion results from the third quarter are consistent with the information presented earlier this year at our Investor Day. We completed the acquisition of significant complimentary lands based on successful appraisal drilling.

Oil Development

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In the Cardium, development is focused in the most promising areas identified to date. Penn West rig released 35 wells in the third quarter, with the majority in Alder Flats, Willesden Green and West Pembina. Results are meeting or exceeding expectations, averaging 200 – 300 boe per day in the first month. Penn West will continue drilling with five rigs for the balance of the year and into 2012.

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The predictability of the Slave Point reservoir and our control of infrastructure in the area allow us to pursue an aggressive development plan. Initial production from the two single wells drilled at Sawn Lake on the platform earlier in the year was 900 boe per day. Six months later the wells are producing 700 boe per day. These results led us to expand both infrastructure and our highly prospective Slave Point land position at Sawn Lake, Otter and Senex, adding approximately 150,000 acres of land through Crown sales.

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Full-scale development is underway in the Spearfish. Results are repeatable and predictable in both productivity and costs. An expansion of our facility to 14,000 boe per day is on schedule for completion in the first quarter of 2012 and our development program is designed to fill the facility by the end of 2012.

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In the Saskatchewan portion of the Viking play, we are continuing with full-scale oil development. Predictable production, operational efficiencies and favourable royalties continue to drive strong economics.

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In the evolving Alberta Viking oil play, appraisal drilling in Esther, Consort and Monitor has been very successful. Each of the seven wells brought on-stream recently are producing over 100 boe per day (approximately 65 percent oil) after the first month. Our land position in this play trend exceeds 400,000 net acres.

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Penn West is also selectively developing an inventory of other high deliverability, high netback plays. These include light oil in the Peace River Arch, the Hoadley liquids-rich gas trend and light oil in southeast Saskatchewan.

Resource Appraisal

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In the Peace River Oil Partnership, the performance of the first cycle of our steam pilot appraisal at Seal Main continues to exceed expectations. After being placed on production in late July, the well produced peak rates in excess of 800 barrels of oil per day and has produced at an average rate of just under 500 barrels of oil per day over the last three months. The anticipated steam oil ratio will be at or less than 2.0. The second cycle of steam injection will begin late in the fourth quarter of 2011.

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At Cordova, completions are underway on the first multi-well pad and production from these six wells is expected to come on stream by the end of 2011. Our drilling program is on schedule and we anticipate drilling a total of 24 wells (12 net) by the end of 2011.

2011 THIRD QUARTER RELEASE 3

HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
	2011	2010	% change	2011	2010	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$861	$728	18	$2,625	$2,252	17
Funds flow	348	267	30	1,100	880	25
Basic per share	0.74	0.59	25	2.36	2.02	17
Diluted per share (2)	0.74	0.58	28	2.36	1.99	19
Net income (2)	138	304	(55)	700	1,147	(39)
Basic per share (2)	0.29	0.67	(57)	1.50	2.63	(43)
Diluted per share (2)	0.29	0.66	(56)	1.50	2.59	(42)
Capital expenditures, net (3)	481	357	35	1,157	555	100
Long-term debt at period-end	2,905	2,260	29	2,905	2,260	29
Convertible debentures	224	255	(12)	224	255	(12)
Dividends paid (4)	$127	$203	(37)	$293	$585	(50)
Payout ratio (5)	36%	76%	(40)	27%	66%	(39)

Operations
Daily production
Light oil and NGL (bbls/d)	83,287	80,614	3	83,675	78,097	7
Heavy oil (bbls/d)	18,105	17,766	2	17,894	18,735	(4)
Natural gas (mmcf/d)	360	394	(9)	358	404	(11)

Total production (boe/d)	161,323	164,087	(2)	161,171	164,123	(2)

Average sales price
Light oil and NGL (per bbl)	$82.23	$65.68	25	$85.25	$68.62	24
Heavy oil (per bbl)	63.38	58.81	8	66.43	60.15	10
Natural gas (per mcf)	$3.81	$3.68	4	$3.89	$4.33	(10)
Netback per boe
Sales price	$58.05	$47.48	22	$60.26	$50.16	20
Risk management gain (loss)	(0.37)	0.58	(100)	(1.14)	0.06	(100)

Net sales price	57.68	48.06	20	59.12	50.22	18
Royalties	(10.87)	(8.60)	26	(10.96)	(9.05)	21
Operating expenses	(17.49)	(15.78)	11	(17.38)	(15.63)	11
Transportation	(0.49)	(0.55)	(11)	(0.50)	(0.55)	(9)

Netback	$28.83	$23.13	25	$30.28	$24.99	21

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Comparative figures have been restated to IFRS.
(3)	Excludes business combinations.
(4)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.
(5)	Payout ratio is calculated as dividends paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory” section below.

2011 THIRD QUARTER RELEASE 4

DRILLING PROGRAM

	Three months ended September 30				Nine months ended September 30
	2011		2010		2011		2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	119	88	118	86	322	252	217	152
Natural gas	22	16	19	14	46	32	38	25
Dry	—	—	2	2	—	—	2	2

	141	104	139	102	368	284	257	179
Stratigraphic and service	7	1	13	7	77	34	38	24

Total	148	105	152	109	445	318	295	203

Success rate (1)		100%		98%		100%		99%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Our activity levels have increased during 2011 as we focus on the development of our light-oil resource plays in the Cardium, Carbonates, Spearfish (Waskada) and the Colorado (Viking). Over the past three years, we implemented horizontal multi-stage fracture technology for substantially all production wells.

CAPITAL EXPENDITURES

(millions)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Land acquisition and retention	$66	$(12)	$172	$92
Drilling and completions	326	247	807	537
Facilities and well equipping	105	52	324	141
Geological and geophysical	2	1	9	10
Corporate	8	5	17	7

Capital expenditures	507	293	1,329	787
Joint venture, carried capital	(32)	—	(77)	—
Property acquisitions (dispositions), net	6	64	(95)	(232)

Capital expenditures, net	481	357	1,157	555
Business combinations	—	—	286	—

Total expenditures	$481	$357	$1,443	$555

We have increased our capital activity, notably in drilling, completions and well equipping, as we move from the appraisal phase into full-scale development at our key light-oil plays across western Canada. To date in 2011, we have sold net production of approximately 1,300 boe per day for net proceeds of $89 million, including the cash consideration paid on business combinations.

2011 THIRD QUARTER RELEASE 5

LAND

	As at September 30
	Producing			Non-producing
	2011	2010	% change	2011	2010	% change
Gross acres (000s)	6,195	6,214	—	2,997	2,996	—
Net acres (000s)	4,159	4,104	1	2,126	2,085	2
Average working interest	67%	66%	1	71%	70%	1

Acreage figures are comparable year-over-year as strategic land acquisitions have offset land lease expiries in non-core areas.

COMMON SHARES DATA

	Three months ended September 30			Nine months ended September 30
(millions of shares)	2011	2010	% change	2011	2010	% change
Weighted average
Basic	469.2	453.0	4	465.9	436.7	7
Diluted	469.4	462.3	2	466.1	446.1	4
Outstanding as at September 30				469.5	454.7	3

2011 THIRD QUARTER RELEASE 6

Letter to our Shareholders

In some respects the events of the last couple of months have felt like déjà vu. Markets are clouded by debt concerns and commodity prices have fluctuated. We are in a world of financial uncertainty where vacillation has been the order of the day for politicians. Although the market behaviors are the same and some of the financial and monetary circumstances bear similarities, there are distinctive differences from the 2008 banking crisis. In the short term, we anticipate these issues will continue to contribute to market uncertainty and cast a shadow over the prospects for economic growth in Europe.

The impact to Penn West with respect to questions surrounding the plight of the European economy boil down to one specific issue; will these concerns drastically alter demand for oil in the world economy? Even as the European economy has struggled for the past two years, Brent crude pricing has remained above the $100 per barrel mark. Some believe that Europe, even in recession, is unlikely to create a large enough drop in demand to significantly move oil pricing from its current price band. We believe that North America is likely to experience economic growth, albeit moderate, for the next couple of years and that the ultimate driver for a world oil price will continue to be demand growth not only in Asia but in numerous other developing economies. As long as those economic growth conditions prevail, we believe that oil pricing should remain no worse than ‘neutral’ in the near to mid-term.

To provide certainty for both our dividend and capital programs, we have actively hedged oil through 2012 with this scenario in mind. Just under 60 percent of our revenue for 2012 is secured using costless collars with an average floor price in excess of US$85 per barrel. We have increased our bank facility by $500 million, have expanded our portfolio of private notes, and have a selection of non-core assets currently in the disposition market.

This level of revenue certainty and financial flexibility combined with the maturing of our light-oil prospect inventory allows us to move ahead with our light-oil growth plans for 2012.

We will remain vigilant as the economic stories of 2012 unfold. We will take appropriate action should conditions worsen or strengthen. We have plans in place should those possible scenarios present themselves. Our actions, however, will be driven by the performance of economies and not by the hyperbole which situations like this tend to generate.

On behalf of the Board of Directors,

Murray R. Nunns

President and Chief Executive Officer

Calgary, Alberta

November 2, 2011

2011 THIRD QUARTER RELEASE 7

Outlook

This outlook section is included to provide shareholders with information about our expectations as at November 2, 2011 for production and capital expenditures for 2011 and 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements”.

In 2011, our capital program remained focused on tight-oil development and resource appraisal at our key light-oil plays in the Cardium, Carbonates, Spearfish and Viking. As we move into 2012, we expect to move to full-scale development at these key light-oil plays.

Annual production guidance for 2011 remains unchanged at an average of between 162,000 and 164,000 boe per day. We continue to estimate average production for the second half of 2011 at between 163,000 and 167,000 boe per day with exit production for 2011 between 174,000 and 177,000 boe per day prior to the effect of any asset dispositions.

Our estimated 2012 exploration and development capital program is expected to be in the range of $1.6 to $1.7 billion prior to asset dispositions. Based on this level of capital expenditures, we estimate average production to be approximately 174,000 to 178,000 boe per day for 2012, prior to the effect of asset dispositions.

Our prior production forecast and capital forecast, released on August 10, 2011 with our second quarter results and filed on SEDAR at www.sedar.com was for 2011 average production of 162,000 to 164,000 boe per day and our exploration and development capital budget remains unchanged between $1.4 billion – $1.5 billion, net of asset dispositions.

Private Note Placement

On October 31, 2011, Penn West priced a proposed offering of senior unsecured notes (the “2011 Notes”) to be issued on a private placement basis in the United States and Canada with aggregate principal amounts of approximately $135 million (the “Private Placement”). The 2011 Notes are subject to various terms with an average term of approximately 8.1 years and an average fixed interest rate of approximately 4.49 percent. The 2011 Notes will be unsecured and rank equally with Penn West’s bank facilities and Penn West’s other outstanding senior notes. Subject to the completion of customary closing conditions, the Private Placement is expected to close on or about November 30, 2011. Penn West intends to use the proceeds to repay advances on its bank facility. The 2011 Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the Securities Act.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under IFRS or previous generally accepted accounting principles (“GAAP”), including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as dividends paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs.

2011 THIRD QUARTER RELEASE 8

Calculation of Funds Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2011	2010	2011	2010
Cash flow from operating activities	$428	$333	$923	$914
Increase (decrease) in non-cash working capital	(97)	(77)	132	(72)
Decommissioning expenditures	17	11	45	38

Funds flow	$348	$267	$1,100	$880

Basic per share	$0.74	$0.59	$2.36	$2.02
Diluted per share	$0.74	$0.58	$2.36	$1.99

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our anticipation that from the beginning of 2010 to year end 2011, we will have increased our light-oil production to 51 percent of our production from 39 percent and our total liquids production to 66 percent from 57 percent; our intention in 2012 to target a seven to nine percent annual average production growth rate and a further increase in our liquid weighting prior to the disposition of non-core assets; the disclosure contained under the heading “Strategy”, including our belief that we have unrivaled leverage to low-risk, large-scale light-oil development, our belief that our activities since 2009 have provided us with an inventory of drilling locations to fuel light-oil growth well into the future, our intention in 2012 to further shift our capital spending into large scale development in the Cardium, Carbonates, Spearfish and Viking oil trends, our intention (in order to maximize efficiency) to drill on a continuous basis to the fullest extent possible, and our expectation that our resource appraisal activities will be focused on Peace River oil sands, Cordova shale gas, enhanced oil recovery and selected exploratory plays; the disclosure contained under the heading “2011 Production and Capital”, including our expectation that our average production for the second half of 2011 will be between 163,000 and 167,000 boe per day, that exit production for 2011 will be between 174,000 and 177,000 boe per day, that annual production for 2011 will average between 162,000 and 164,000 boe per day, the possibility that anticipated property dispositions may impact the forecasted exit production rate depending on closing dates, our expectation that our full-year 2011 exploration and development program, including land related expenditures to date, will remain in the range of $1.4 billion to $1.5 billion, net of asset dispositions, our expectation that in the fourth quarter of 2011 we will deploy an average of 20 to 25 drilling rigs through to break-up in the spring of 2012 to drive our first quarter 2012 production additions and to enhance our efficiencies, and our belief that our continuing portfolio management program, which includes a recently marketed disposition program, could result in up to $400 million of proceeds; the disclosure contained under the heading “2012 Capital

2011 THIRD QUARTER RELEASE 9

Budget”, including our expectation that our 2012 capital and operating plan will shift from appraisal activities to development reflecting increased levels of predictability in our plays, our belief that substantially all of our capital programs will be allocated to light-oil plays to deliver both value and production increases, our expectation that our 2012 exploration and development capital program will be in the range of $1.6 to $1.7 billion, our expectation that based on this level of capital expenditures our 2012 average production will be approximately 174,000 to 178,000 boe per day prior to the effect of asset dispositions (which would represent year-over-year growth in annual average production of between seven to nine percent driven largely by light-oil), and our belief that our 2012 hedge positions protect approximately 60 percent of our forecasted 2012 revenues, net of royalties at current future strip commodity prices; all disclosure regarding the details of our fourth quarter dividend; all disclosure relating to our pricing and closing of the 2011 Notes Private Placement, including the proposed aggregate principal amount and terms of such 2011 Notes, the proposed use of the proceeds received from the issuance of the 2011 Notes, and the expected closing date of such Private Placement; our intention in the Cardium to continue drilling with five rigs for the balance of the year and into 2012; our intention to pursue an aggressive development plan in the Slave Point reservoir; our belief that results in the Spearfish are repeatable and predictable in both productivity and costs, our belief that the expansion of our facility in the area to 14,000 boe per day is on schedule for completion in the first quarter of 2012, and our belief that our development program will be able to fill the facility by the end of 2012; in relation to the Peace River Oil Partnership, our anticipation that the steam oil ratio will be at or less than 2.0 and our plan that the second cycle of steam injection will begin late in the fourth quarter of 2011; in relation to our Cordova play, our expectation that production from the first six wells will come on stream by the end of 2011, and our anticipation of drilling a total of 24 wells (12 net) by the end of 2011; certain disclosures contained in our “Letter to our Shareholders”, including our belief that the current economic climate has distinctive differences from the 2008 banking crisis, our view that in the short term, there will be market uncertainty that will cast a shadow over the prospects for economic growth in Europe, our belief that North America is likely to experience economic growth, albeit moderate, for the next couple of years and that the ultimate driver for a world oil price will continue to be demand growth not only in Asia but in numerous other developing economies, our belief that as long as those economic growth conditions prevail, that oil pricing should remain no worse than ‘neutral’ in the near to mid-term, our belief that our 2012 hedging program provides certainty for both our dividend and capital programs, our belief that just under 60 percent of our revenue for 2012 is secured using costless collars with an average floor price in excess of US$85 per barrel, and our belief that the level of revenue certainty and financial flexibility that results from our hedging activities, debt financing activities and disposition program combined with the maturing of our light-oil prospect inventory will allow us to move ahead with our light-oil growth plans for 2012; certain disclosures contained under the heading “Outlook”, including our expectation, as we move into 2012, to move to full-scale development of our key light-oil plays in the Cardium, Carbonates, Spearfish and Viking, our annual production guidance for 2011 of an average of between 162,000 and 164,000 boe per day, our continued estimate that average production for the second half of 2011 will be between 163,000 and 167,000 boe per day with exit production for 2011 between 174,000 and 177,000 boe per day prior to the effect of any asset dispositions, our estimate that our 2012 exploration and development capital program will be in the range of $1.6 to $1.7 billion prior to asset dispositions, our estimate that, based on this level of capital expenditures, our average production will be approximately 174,000 to 178,000 boe per day for 2012, prior to the effect of asset dispositions, and our expectation that our exploration and development capital budget for 2011 will remain between $1.4 billion to $1.5 billion, net of asset dispositions.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable,

2011 THIRD QUARTER RELEASE 10

there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including under “Risk Factors” in our Annual Information Form and in Note 10 to our 2011 third quarter unaudited financial statements) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2011 THIRD QUARTER RELEASE 11

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2011	December 31, 2010
Assets
Current
Accounts receivable	$411	$386
Other	101	87
Risk management	149	23

	661	496

Non-current
Deferred funding assets	627	678
Exploration and evaluation assets	275	128
Property, plant and equipment	11,715	11,218
Goodwill	2,020	2,020
Risk management	87	3

	14,724	14,047

Total assets	$15,385	$14,543

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$845	$910
Dividends payable	127	41
Convertible debentures	224	255
Risk management	45	85

	1,241	1,291
Non-current
Long-term debt	2,905	2,496
Decommissioning liability	626	648
Risk management	54	67
Deferred tax liability	1,335	1,452
Other non-current liabilities	5	29

	6,166	5,983

Shareholders’ equity
Shareholders’ capital	8,808	—
Unitholders’ capital	—	9,170
Other reserves	90	—
Retained earnings (deficit)	321	(610)

	9,219	8,560

Total liabilities and shareholders’ equity	$15,385	$14,543

2011 THIRD QUARTER RELEASE 12

Penn West Petroleum Ltd.

Consolidated Statements of Income

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	2011	2010	2011	2010
Oil and natural gas sales	$866	$719	$2,675	$2,249
Royalties	(161)	(130)	(482)	(406)

	705	589	2,193	1,843
Risk management gain (loss)
Realized	(5)	9	(50)	3
Unrealized	249	(45)	261	110

	949	553	2,404	1,956

Expenses
Operating	260	239	765	701
Transportation	7	8	22	25
General and administrative	38	36	112	104
Share-based compensation expense (recovery)	(66)	23	16	77
Depletion and depreciation	292	263	850	875
Gain on dispositions	—	(368)	(151)	(1,082)
Exploration and evaluation expense	1	—	5	1
Unrealized risk management loss (gain)	11	13	(2)	10
Unrealized foreign exchange loss (gain)	136	(46)	91	(27)
Financing	47	46	142	131
Accretion	11	10	33	30

	737	224	1,883	845

Income before taxes	212	329	521	1,111

Deferred tax expense (recovery)	74	25	(179)	(36)

Net and comprehensive income	$138	$304	$700	$1,147

Net income per share
Basic	$0.29	$0.67	$1.50	$2.63
Diluted	$0.29	$0.66	$1.50	$2.59
Weighted average shares outstanding (millions)
Basic	469.2	453.0	465.9	436.7
Diluted	469.4	462.3	466.1	446.1

2011 THIRD QUARTER RELEASE 13

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2011	2010	2011	2010
Operating activities
Net income	$138	$304	$700	$1,147
Depletion and depreciation	292	263	850	875
Gain on dispositions	—	(368)	(151)	(1,082)
Exploration and evaluation expense	1	—	5	1
Accretion	11	10	33	30
Deferred tax expense (recovery)	74	25	(179)	(36)
Share-based compensation expense (recovery)	(66)	21	14	72
Unrealized risk management loss (gain)	(238)	58	(263)	(100)
Unrealized foreign exchange loss (gain)	136	(46)	91	(27)
Decommissioning expenditures	(17)	(11)	(45)	(38)
Change in non-cash working capital	97	77	(132)	72

	428	333	923	914

Investing activities
Capital expenditures	(475)	(293)	(1,252)	(787)
Acquisitions	(42)	(151)	(238)	(479)
Proceeds from dispositions	36	278	327	1,144
Change in non-cash working capital	191	152	57	146

	(290)	(14)	(1,106)	24

Financing activities
Increase (decrease) in bank loan	(44)	(169)	245	(1,235)
Proceeds from issuance of notes	—	—	75	304
Repayment of acquired credit facilities	—	—	(39)	—
Issue of equity	1	18	160	484
Dividends and distributions paid	(95)	(168)	(227)	(491)
Settlement of convertible debentures	—	—	(31)	—

	(138)	(319)	183	(938)

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

2011 THIRD QUARTER RELEASE 14

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011	$9,170	$—	$(610)	$8,560
Elimination of deficit	(610)	—	610	—
Net and comprehensive income	—	—	700	700
Implementation of Option Plan and CSRIP	—	81	—	81
Share-based compensation expense	—	31	—	31
Issued on exercise of options and share rights	182	(22)	—	160
Issued to dividend reinvestment plan	66	—	—	66
Dividends declared	—	—	(379)	(379)

Balance at September 30, 2011	$8,808	$90	$321	$9,219

(CAD millions, unaudited)	Unitholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2010	$8,451	$—	$(1,034)	$7,417
Net and comprehensive income	—	—	1,147	1,147
Issued on exercise of trust unit rights	44	—	—	44
Issued to employee trust unit savings plan	29	—	—	29
Issued to distribution reinvestment plan	94	—	—	94
Issued to settle convertible debentures	18	—	—	18
Issued on trust unit offering	428	—	—	428
Distributions declared	—	—	(563)	(563)

Balance at September 30, 2010	$9,064	$—	$(450)	$8,614

2011 THIRD QUARTER RELEASE 15

Investor Information

Penn West shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT and PWT.DB.F and Penn West shares are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00am Mountain Time (12:00pm Eastern Time) on November 3, 2011.

To listen to the conference call, please call 416-695-6622 or 1-800-769-8320 (North America toll-free). This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL: http://events.digitalmedia.telus.com/pennwest/110311/index.php

A taped recording will be available until November 10, 2011 by dialing 1-800-408-3053 (North America toll-free) and entering pass code 1440223.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact

PENN WEST EXPLORATION Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

2011 THIRD QUARTER RELEASE 16